Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

Frequently Asked Questions – Week of July 27, 2009

The following information is being provided in response to Cameron and NATCO employee questions posted on the www.WelcometoCameron.com website.  As has been noted in the prior FAQ installments, it is important to remember that until the merger is completed, the two companies must remain separate entities and continue to operate independently of each other.

1.	I have a brokerage account in my 401k with individual stocks. Will I be asked to sell these stocks or will this be automatic?

Since Cameron does not have a brokerage window, we are still investigating how these stocks will be handled.  Asking you to sell the stocks is one potential outcome.

Also, is it possible (legal) to transfer my entire 401k account intact to a private IRA with a broker of my own choosing and start my Cameron account with a zero balance?

The NATCO plan will merge with the Cameron plan in early 2010, so a rollover to a private IRA will not be possible.

2.
Can you please expand on the Cameron Retirement Fund?  I understand it is 3% of eligible pay up to the IRS compensation limit.  Is this monthly/annual and what percentage can employee contribute?  Any additional details would be appreciated.

Cameron contributes 3% of eligible pay (up to the IRS compensation limit) to all non-union employees.  This “retirement contribution” is completely employer funded and is contributed regardless of an employee’s participation in the 401(k) plan. The contribution is deposited monthly.

Separate and apart from the retirement contribution is a dollar for dollar match on the first 6% contribution an employee makes into his or her 401(k) plan.  So for employees who contribute at least 6% into 401(k), Cameron actually contributes 9% to their long-term savings plan: the 3% retirement contribution and the 6% 401(k) match.

3.	What is the current pay rate for overseas work that Cameron pays to the employee?

Due to regulatory requirements of the process we are going through, we are unable to answer specific questions on pay rates.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.